

December 11, 2014

Via E-Mail
Richard Xu
Chief Executive Officer
E-compass Acquisition Corp.
6F/Tower, 2 West Prosper Centre
No.5, Guanghua Road
Chaoyang District
Beijing, 100020, P.R. China

> **Re:** **E-compass Acquisition Corp.**
> **Confidential Draft Registration Statement on Form S-1**
> **Submitted November 17, 2014**
> **CIK No. 0001625042**

Dear Mr. Xu:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please describe the manner in which Mr. Liu's affiliate has committed to purchase 230,000 units in an unregistered offering to be completed concurrently with the public offering. Also describe the manner in which Mr. Liu's affiliate has agreed to purchase units equal to additional commissions the company will owe to the underwriter, in the event investors introduced to the underwriter by the company do not purchase at least $20 million of the units. It appears you should file any written agreements relating to these arrangements as exhibits. With respect to each of these purchase obligations, tell us the basis on which you have concluded that the offers and proposed sales to Mr. Liu's affiliate should not be integrated with the registered offering.

2.   With respect to the persons who will identify and introduce investors to the underwriter interested in purchasing at least $20 million of the units and who purchase not less than $10 million of the units, please provide a reasonably detailed analysis in your response of whether those persons are dealers as that term is used in the Exchange Act. Please ensure that your analysis includes the similar activities your affiliates performed in the recent public offering by Sino Mercury, in evaluating whether your affiliates are engaged in the business of buying and selling securities.

3.   With respect to every third-party statement in your prospectus, such as the information provided by the National Bureau of Statistics of China, China Internet Network Information Center, iResearch, Euromonitor International and IDC, please provide us with copies of the relevant portions of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Also, tell us whether you commissioned any of the studies or reports.

Prospectus Summary, page 1

4.   You include a list of defined terms on the first page of the summary section before you describe your company or the investment opportunity. Use of a specialized vocabulary should be avoided, and words or phrases that are readily understandable need not be provided legalistic definitions. See SEC Release No. 33-7497. To the extent that specially defined terms are necessary in your document, the glossary should be moved to a section of the prospectus that is not subject to Rule 421(d). In many instances it appears a word or phrase can be described concisely in the sentence in which it appears, obviating the need for a defined term.

5.   With respect to the penultimate bullet point on page 1, in appropriate locations please explain the effect on the compensation to the underwriters if less than $20 million of the units are purchased by investors introduced to you to the underwriter, rather than assuming throughout that at least $20 million of the unites will be purchased by investors you introduce to the underwater.

6.   Please provide us with support for the statement on page 3 that the aggregate purchase price and per share purchase prices paid by the insiders for the 1.15 million shares are the same amount typically paid for initial securities of similarly structured blank check companies. In your response, identify the similarly structured entities that you used for the basis for this conclusion.

7.   Please revise to disclose that you will not be required to obtain a fairness opinion from a financial advisor to support the board's determination that a target business has a value at least equal to 80% of the balance in the trust account.

8.   Please include a discussion of the limitations imposed by the People's Republic of China on the businesses you may acquire.

9.   Please briefly describe the standard the parties will apply in determining whether an investor is "introduced" by the company to the underwriter, and include a cross-reference to the page where you discuss this matter in reasonable detail.

The Offering

Shareholder approval of initial business combination, page 9

10.   Please briefly summarize here the substantive and procedural requirements associated with the shareholder meeting that would be held for approval of a proposed initial business combination. Include a cross-reference to a more fulsome description of these requirements in an appropriate place elsewhere in the document. Such description should address the requirements both of Cayman Islands law and the offering terms, as well as when notice of such a meeting or the time to vote will be provided to shareholders and the manner in which they may vote.

Risk Factors

Risks Associated with Our Business, page 16

11.   Please include a risk factor that addresses the fact that your auditor has issued a going concern opinion.

12.   We note that your requirement to acquire a target with a value equal to at least 80% of the funds in the trust account is based upon Nasdaq listing rules. Please revise to include a risk factor stating that you would not be subject to this rule if Nasdaq delists your securities.

13.   If you intend to rely on Nasdaq rules that permit foreign private issuers to follow their home country requirements to some extent concerning corporate governance issues, then please include a separate risk factor to disclose this reliance and describe the corporate governance matters affected.

Since we have not yet selected a particular industry…, page 19

14.   Please revise your statement here and elsewhere in your filing that you may consummate a business combination with a company in any location or industry you choose to disclose the limitations on acquisitions imposed by the laws of the People's Republic of China. Briefly address the extent to which acquisitions by a Cayman Islands entity controlled by non-PRC shareholders of businesses operating in the e-commerce and retail

industry in the PRC are prohibited or restricted, and include a cross-reference to the page where you discuss this matter more fully.

The requirement that the target business or business that . . . page 19

15.   Please expand this paragraph to describe concisely how fair market value will be determined for the purpose of the Nasdaq rule.

We may not seek an opinion from an unaffiliated third party as to the fair market value . . . , page 26

16.   Please reconcile the statement on page 26 that you are not required to obtain an opinion from an unaffiliated third party regarding the market value of the target business with the disclosure on page 51 that you will obtain an independent appraisal from an investment bank or industry report for the purpose of determining the value of any contractual arrangement. Consistently indicate whether you will receive an opinion of a third party to the effect that the 80% net asset test will be met by your initial business combination.

If we acquire control of a target business though contractual arrangements with . . ., page 29

17.   Clarify the extent to which a direct acquisition of a PRC business engaging in e-commerce or retail would be prohibited.   Briefly identify the risks to investors associated with effecting an acquisition through a VIE structure. More fully explain why you may have difficulty enforcing the VIE-structure agreements and discuss the potential impact in the event the contracting parties do not comply with the agreements or you are unable to enforce your rights under those agreements, including the potential loss of control of an acquired business and the possible impact on your financial presentation.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Controls and Procedures, page 45

18.   You state that you will be required to comply with the internal control requirements of the Sarbanes-Oxley Act for the fiscal year ending December 31, 2015. However, it appears that you will be required to provide management's initial evaluation of the effectiveness of your internal controls at December 31, 2016, and that you will not be required to provide a report of an independent accountant regarding the effectiveness of your internal controls over financial reporting so long as you remain a smaller reporting company. Please revise this section as well as the corresponding disclosure on page 61.

Proposed Business

Competitive Strengths, page 52

19.   You state that your management team has not previously been associated with any other similarly structured blank check company that has consummated a business combination. In view of the substantial similarity of Sino Mercury and its offering to the transaction you propose, your disclosure should emphasize that your management team led a substantially similar public offering by Sino Mercury completed in August 2014, but that Sino Mercury has not been successful in identifying an acquisition or consummating an acquisition for that blank check issuer. Please revise.

Shareholder Approval of Business Combination, page 57

20.   On page 58 you indicate that the initial shareholders will not have conversion rights. Additionally, the liquidation rights of the initial shareholders vary from those of the public investors. In your response letter please tell us whether the convertible securities to be sold to the public and the non-convertible shares purchased by the initial shareholders are considered separate classes of securities under Cayman Islands law. Please explain the basis for your conclusion in this regard. Tell us whether the convertible and non-convertible securities are entitled to vote separately with respect to any proposed business combination, and provide your analysis supporting the conclusion.

Management, page 65

21.   Please consider expanding this section to describe in reasonable detail the specific business experience of your executive officers in the identification of target business acquisitions, the negotiation of acquisition agreements, and the consummation of business acquisitions, during the course of their professional experiences.

Principal Shareholders, page 73

22.   Please include a statement that provides the number of record holders in the United States and the corresponding percentage of your outstanding stock currently held in the United States. See Item 7.A.2 of Form 20-F.

Underwriting, page 98

23.   In the second paragraph following the table on page 98, please state that the underwriter's purchase obligation is conditioned upon the purchase of $10 million of units by investors that are introduced to the underwriter by you. Provide a materially complete explanation of how investors introduced by you to the underwriter will be identified and distinguished from investors that are not identified by you.

24.   In an appropriately captioned sub-section, discuss your agreement to introduce the underwriter to investors that are interested in purchasing at least $20 million of the units. Indicate whether there are consequences in the event investors interested in purchasing at least $20 million of the units are not introduced by you to the underwriters. Discuss the process you will use to identify investors that are interested in purchasing at least half of the units. Also, describe the classes of potential investors you will contact to identify persons with an interest in investing. In your response letter, please tell us when the process of identifying interested investors will begin, the manner in which potential investors will be contacted by you, and the process you will use to establish the interest of potential investors.

Notes to the Financial Statements, page F-7

25.   Please provide a subsequent events footnote disclosure to disclose the date through which subsequent events have been evaluated. Refer to FASB ASC 855-10-50.

Note 3 — Proposed Public Offering, page F-11

26.   Disclose how you intend to account for the units sold in this offering. Specifically address how these units will be classified and describe your accounting for the rights. Cite the accounting literature that supports your accounting.

Note 6 – Commitments

Underwriter Fees, page F-12

27.   Please expand your disclosure to clarify your accounting for the underwriting discount of 3% of the gross proceeds of the Proposed Public Offering.

Other

28.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

29.   Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, refer to Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3462, with any other questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via-Email
        Jeffrey M. Gallant, Esq.
        Graubard Miller